Vicky Valverde Salas, M.D.

Vicky attended the Massachusetts Institute of Technology majoring in Mathematics, Physics and Biology. He earned an M.D. from the U. Madison Wisconsin Medical School and then trained as a Family Medicine Physician at Case Western Reserve Cuyahoga County Hospital. Since graduating as a Family Medicine Physician, he held multiple positions as a primary care physician working in hospital and ambulatory settings. For the past twenty years, he ran his own privace practice and Medical Primary Care Clinic. His interest in pain management has led to a search for non-narcotic treatment of pain. Neurocarus, an innovative approach to pain management, is leading the wave of non-addictive pain management for the acute and long term treatment of pain.